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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                       Scottish Power UK Holdings Limited
                        (Name of foreign utility company)

Item 1: STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS, ITS BUSINESS ADDRESS, AND A DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT (5%) OR MORE OF ANY CLASS OR VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF THE INTEREST.

The name and business address of the entity claiming foreign utility company status is Scottish Power UK Holdings Limited ("ScottishPower Holdings"), 1 Atlantic Quay, Glasgow, Scotland G2 8SP. ScottishPower Holdings is a private limited company organized under the laws of Scotland. ScottishPower Holdings is wholly owned by Scottish Power plc and claims status as a foreign utility company within the meaning of section 33 of the Act ("FUCO") because it is the holding company of Scottish Power UK plc ("SPUK"), a foreign utility company.

     The facts on which FUCO status was originally claimed for SPUK have not otherwise changed. SPUK continues to be a public limited company organized under the laws of Scotland. SPUK owns subsidiary companies which operate generation, transmission and distribution assets and serves approximately 1.9 million customers in Scotland. In addition to other subsidiaries, SPUK owns SP Manweb plc, also a FUCO, because it is an electric distribution company, which serves approximately 1.4 million electricity consumers in northwest England and north Wales. SPUK's subsidiaries' activities also include gas supply. ScottishPower Holdings currently owns 100% of SPUK.

Item 2: STATE THE NAME OF ANY DOMESTIC ASSOCIATE PUBLIC UTILITY COMPANY AND, IF APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY

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COMPANY AND THE COMPANY, AND THE PURCHASE PRICE PAID BY ANY SUCH DOMESTIC
ASSOCIATE PUBLIC-UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY
COMPANY.

PacifiCorp - PacifiCorp nor any of its subsidiaries will have an interest in or financial relationship with ScottishPower Holdings.

                                    SIGNATURE

ScottishPower Holdings has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                            SCOTTISH POWER UK HOLDINGS LIMITED



                                            By: /s/ David T. Nish
                                                ---------------------------
                                                David T. Nish, Finance Director